Kensey Nash Corporation

735 Pennsylvania Drive

Exton, PA 19341

March 4, 2009

Via U.S. Mail, EDGAR and Facsimile to (202) 772-9218

Ms. Angela Crane

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Kensey Nash Corporation (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2008

Filed September 15, 2008

File No. 000-27120

Dear Ms. Crane:

We are in receipt of your letter dated February 19, 2009 and would like to provide responses to the comments therein as follows.

Form 10-K for the Fiscal Year ended June 30, 2008

COMMENT #1:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Acceleration of Stock Awards, page 33

1.	We note your disclosure that “the accelerated vesting [of stock awards] resulted in a non-cash charge of approximately $3.0 million, or $.16 per share tax-effect affected.” Additionally, we note that you have included a summarized stock-based compensation table that includes various stock-based compensation expense amounts on a per share basis. There does not appear to be any basis or context in GAAP for computing the per share effects of the acceleration of the stock-based compensation. Accordingly, in future filings, including your next form 10-Q, please remove the stocked-based compensation expense per share from the financial statements or tell us why such presentation is acceptable.

Company Response to Comment #1:

In all future filings, we will remove the stock-based compensation expense per share amounts from Management’s Discussion and Analysis of Financial Condition and Results of Operations, including the summarized stock-based compensation table included therein.

United States Securities and Exchange Commission

March 4, 2009

COMMENT #2:

Results of Operations, page 35

2.	We note that you present and discuss several non-GAAP measures in your results of operations, including an “as adjusted” (i) cost of product sold; (ii) gross margin; (iii) research and development; (iv) sales and marketing; and (v) general and administrative adjusted for the sale of your endovascular business, acceleration of stock options and discontinuance of embolic protection platform. In future filings, including your next Form 10-Q, please consider revising MD&A to disclose and quantify the impact of these transactions on your US GAAP results. For example, you could indicate that the cost of product sold for the period included cost of product sold of $XX million from your endovascular business that was sold; an increase of $XX million due to the acceleration of stock options and the impact of discontinuance of the embolic protection platform of $XX million. If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K. Note that under Item 10(e)(l)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with the following:

a.	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

b.	A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

c.	A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

d.	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

This applies to every amount that you present as a non-GAAP measure including percentages. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of the adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. You should include the required disclosures for each non-GAAP measure you present.

Company Response to Comment #2:

In all future filings, the Company will not provide any of the non-GAAP financial measures included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008. The Company will instead discuss and quantify the impact of the relevant transactions on its U.S. GAAP results. If management determines that there are certain non-GAAP measures specifically used by management that the Company wishes to highlight for investors, the Company will disclose only those measures, with the appropriate reconciliations as required by Item 10(e)(1) of Regulation S-K.

United States Securities and Exchange Commission

March 4, 2009

COMMENT #3:

Supplemental Non-GAAP Financial Measures and Reconciliations, page 46

3.	We note that you are presenting your reconciliation for non-GAAP measures in the form of an Adjusted Income Reconciliation. This format may be confusing to investors as it reflects several additional non-GAAP measures, including (and not necessarily limited to) non-GAAP total operating expenses, non-GAAP income from operations, non-GAAP interest and other income net, non-GAAP pre-tax income, non-GAAP income tax expense and non-GAAP net income which have not been described to investors or meet the disclosure requirements of Item 10(e)(l) of Regulations S-K. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. To eliminate investor confusion, please remove the non-GAAP Adjusted Income Reconciliation from all future filings, including your next Form 10-Q, and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations as required by Item 10(e)(l) of Regulation S-K, as discussed above. Refer also to Release FR-65 and Questions 28 through 32 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company Response to Comment #3:

In all future filings, the Company will not provide any of the non-GAAP financial measures included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008. Accordingly, no reconciliations with respect to such measures will be required or provided (in the form of an Adjusted Income Reconciliation or otherwise). If management determines that there are certain non-GAAP measures specifically used by management that the Company wishes to highlight for investors, the Company will disclose only those measures, with the appropriate reconciliations as required by Item 10(e)(1) of Regulation S-K.

COMMENT #4:

4.	In this regard, please tell us how you intend to apply each of our comments on your non-GAAP presentation in your next Form 10-Q.

Company Response to Comment #4:

In the Company’s next Form 10-Q, the Company will, as set forth above at the Company’s responses to Comments #1 through #3:

•	not provide any stock-based compensation expense per share amounts; and

•

not provide any of the non-GAAP measures included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

United States Securities and Exchange Commission

March 4, 2009

COMMENT #5:

Item 11. Executive Compensation, page 88

5.	Your Compensation Discussion and Analysis beginning on page 13 of the definitive proxy statement that was incorporated by reference into your Form 10-K should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the significant disparity between your chief executive and chief operating officers’ compensation and that of the chief financial officer. In future filings please provide a more detailed discussion of how and why your chief executive officer’s and chief operating officer’s compensation differ from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response to Comment #5:

In all future filings, in the event there is a material difference in compensation amounts or policies with respect to individual executive officers, the Company will explain the reasons for such differences. Without limiting the foregoing, the Company will provide a more detailed discussion of how and why its chief executive officer’s and chief operating officer’s compensation differ from that of the other named executive officers.

In reference to all responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934, the staff comments shall be complied with as discussed herein.

We believe this letter fully responds to your questions. However, if there are any further questions please contact me at (484) 713-2113 or at the address on record for the Company.

Sincerely,

/s/ Ryan D. Lake, CPA
Ryan D. Lake, CPA
Director of Finance

cc:	Kevin Kuhar, U.S. Securities and Exchange Commission

United States Securities and Exchange Commission

March 4, 2009

Martin James, U.S. Securities and Exchange Commission

Mary Beth Breslin, U.S. Securities and Exchange Commission

Peggy Fisher, U.S. Securities and Exchange Commission

David R. Shevitz, Esq., Katten Muchin Rosenman LLP

Edward Krzemien, Deloitte & Touche LLP

Joseph W. Kaufmann, Kensey Nash Corporation